**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

The 420 Hotels, Inc.

*Legal status of Issuer:*

       *Form:*

       Corporation

       *Jurisdiction of Incorporation/Organization:*

       Nevada

       *Date of Organization:*

       April 20, 2021

*Physical Address of Issuer:*

420 E 11th Ave., Denver, CO 80203

*Website of Issuer:*

www.The420Hotels.com and www.PattersonInn.com

*Current Number of Employees:*

7

|  | Most recent fiscal year-end (2023) | Prior fiscal year-end (2022) |
|---|---|---|
| Total Assets | $2,529,407 | $2,466,016 |
| Cash & Cash Equivalents | $38,670 | $57,085 |
| Accounts Receivable | $20,860 | $882 |
| Short-term Debt | $117,000 | $25,790 |
| Long-term Debt | $1,881,000 | $1,932,800 |
| Revenues/Sales | $635,817 | $669,604 |
| Cost of Goods Sold | $92,068 | $42,919 |
| Taxes Paid | $17,457 | $30,103 |
| Net Income (loss) | $(136,278) | $(367,962) |

**April 29, 2024**


**Form C-AR**


**The 420 Hotels, Inc.**



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by The 420 Hotels, Inc., a Nevada corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.the420hotels.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 25, 2024.


**THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES**

*Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward- looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

TABLE OF CONTENTS

**ABOUT THIS FORM C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

The 420 Hotels, Inc. (the "**Company**") is a Nevada corporation formed on April 20, 2021. The Company provides overnight hospitality with a twist. The Company, through its subsidiaries, currently operates a single boutique hotel and tavern in Denver, Colorado, and holds a provisional license from the State of Colorado and the City of Denver to open an on-site cannabis hospitality lounge. According to a major media source, the Company is the first to bring this concept to market.

The Company's current phase of operations is owning and operating the hotel, restaurant, and tavern located at its hotel property in Denver, Colorado. The Company is in the process of planning its newest amenity, the on-site licensed cannabis hospitality lounge. The Company hopes to acquire or otherwise operate one or more additional boutique hotel properties in the future. The Company is exploring potential expansion opportunity avenues and, ultimately, hopes to grow to 12-15 locations over the next five to eight years.

The Company currently operates a hotel that generates revenue from leasing rooms on a day-today basis. In 2021 the Company opened a tavern at the Denver hotel location, which generates cash flow. The Company seeks to be the first hotel in America to secure a license to an open an on-site lounge where guests will be able to consume cannabis in a bring-your-own setting. Revenue from the lounge is projected to be generated from entry fees, events, and food and beverage sales.

The Company intends to own properties, mange hotel operations, and enhance its properties through the addition of unique amenities. Bundling the three pillars of hospitality in an independent owner-operator model.

The Company' Denver hotel is a local boutique hotel expected to be paired with a unique new amenity in the form of licensed on-site cannabis hospitality. A notable and historic location and an address (420) seemingly fit for this business.

The Company's principal office is located at 420 E. 11th Ave, Denver, CO 80203.

The Company's website is www.The420Hotels.com and www.PattersonInn.com.

The Company currently conducts business in the Colorado and offers its services and products through the internet throughout the United States.

The Company acquired all of the membership interests in each of Patterson Inn LLC and Castle of Quality LLC on January 1, 2022, and, as a result these two entities became wholly owned subsidiaries of the Company. Castle of Quality LLC owns the real property where the Denver hotel is located, and Patterson Inn LLC currently operates the hotel and tavern license at the property. 12 Spirits Tavern LLC was formed on November 4, 2021, as a wholly owned subsidiary and it operates the tavern license. The process to begin the transfer of the liquor license has been started and is expected to be completed prior to the opening of the cannabis hospitality lounge. The Company also owns 40% of The 420 Denver Inc. The 420 Denver Inc. holds the state-issued and city-issued provisional licenses for cannabis hospitality. Castle of Quality LLC owns the physical property and leases three separate commercial units to Patterson

1

Inn (Main Unit), 12 Spirits Tavern (Unit 12), and The 420 Denver (Unit 420). There are related transactions between Patterson Inn, Castle of Quality, and the Company in monthly costs associated with property maintenance and real estate financing. The Company received provisional licensing to begin construction of this first-to-market amenity and the finalized design with stamped plans has been delivered to the general contractor.

## RISK FACTORS

*Any investment in the Company involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Furthermore, any purchase of any Company security should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Any investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.*

### Risks Related to the Company

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company was organized in April 2021 and has limited operating history. The Company is still in an early phase company and is continuing to implement its business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Our business projections are only projections.***

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its hotel brand and amenities, that people think it is a better option than competing lodging options, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

***The Company has incurred net losses in recent years and anticipates that it will continue to incur net losses for the near-term future and may never achieve profitability.***

The Company is continuing to implement its business plan of owning and operating a boutique hotel with unique amenities. Various components of the Company's business plan is speculative as the enhancement and on-going development of its hotel property entails additional capital expenditures and the risk that the Company may be unable to recoup its investments. The Company has generated increasing revenues year over year, however, to date the Company has not been profitable and incurred net losses in each of 2022 and 2023. And, the Company expects that it will incur an operating loss in 2024. If the Company is unable to increase its revenues in the near term, identify and execute upon an outside source of liquidity, or refinance certain of its debt obligations, the Company may have to reduce its operations, curtail certain plans, explore strategic options, such as asset sales or even bankruptcy or liquidation. The Company may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of the Company's future net losses (if any) will depend, in part, on the rate of future growth of expenses and its ability to generate additional revenues. It is possible the Company may never be profitable and, if it does achieve profitability, the Company may not be able to sustain or increase profitability on a quarterly or annual basis.

***The Company expects to need to raise additional capital to implement its business plan.***

The Company has limited financial resources. To enhance the Company's existing hotel property or expand to new locations will require significant capital. Thus, the Company anticipates requiring additional capital in order to execute its business plan (including to enhance its existing hotel property and potentially expand its operations to additional hotel properties). There can be no assurance that such funds will be available, if at all, on acceptable terms. Future capital requirements will depend upon revenues from operations and the actual costs incurred in implementing the Company's business plan. The inability of the Company to raise any required funds will have an adverse effect upon its current and planned operations. Any debt financing, if available, may involve financial covenants that limit the Company's operations. Any equity financing, if available, may dilute the holdings of existing stockholders. There can be no assurance that sufficient financings will be obtained on a timely basis and on terms favorable to the Company. Failure to obtain such additional financing will result in delay or indefinite postponement of implementation of the Company's business plan.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***Terms of subsequent financings may adversely impact your investment.***

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of any investment in the Company's securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of our common stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

***We may implement new lines of business or offer new products, amenities and services within our business operations.***

As an early-stage company, we may deviate from our business plan and implement new lines of business (or amenities) at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the market opportunities are not fully developed. In developing and marketing new lines of business and/or new products and service offerings, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products, services, and amenities in response to industry trends or changes in demand, or those new products, amenities or services may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clientele or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***The Company's business plan is based on numerous assumptions.***

The Company's business plan is based upon numerous assumptions. No assurance can be given regarding the attainability of the assumptions and projections. The ability of the Company to implement its business plan or owning multiple hotel properties or otherwise entering into a franchise agreement with third party hotel operators will depend upon many factors, most (if not all) of which are beyond the Company's control. All financial projections of the Company are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual returns or the Company's liquidity. Actual operating results may be materially different.

***The Company's has significant debt obligations, and its current property is leveraged.***

The Company has outstanding various loans to lenders that were used to, among other things, to acquire the property where the Denver hotel is located. Currently, the Company's primary asset is its interest in the real property located in Denver, Colorado. That property is subject to a mortgage in favor of a third-party lender. Loan covenants and other restrictions with lender(s) may restrict any ability to draw funds from working capital or other reserves, even if such funds are necessary to property develop, operate, maintain, or repair the property. This indebtedness and the resulting lien could limit the Company's ability to incur additional indebtedness for capital raising purposes, secure additional indebtedness or tap other sources of liquidity that may be necessary to develop, maintain or operate the property. If there is a default on obligations owed to the lender, the lender may look to have those obligations satisfied by the stake-holders in the property owner, however, ultimately, any default upon obligations owed to its lender could lead the lender to foreclose and the Company could lose its interest in the property.

***We may not be successful in adding amenities to our hotel properties.***

It is possible that there may never be an operational cannabis hospitality lounge at our Denver hotel property, or that the product may never be fully utilized. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor will not be in the best interest of Company and its stockholders/members/creditors.

***Our current and proposed hotel amenities could fail to achieve the sales projections we expected.*** Our growth projections are based on an assumption that with an increased advertising and marketing budget our hotel property(ies), will be able to gain traction in the marketplace at a faster rate than previously. It is possible that the amenities we are attempting to open in our hotel property(ies) will fail to gain market acceptance for any number of reasons. If the new amenities fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the Company's financial performance.

***We rely on other companies to provide certain of the services and products we offer.***

We depend on suppliers and contractors to conduct certain of our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component of the service offerings at our hotel properties.

***We rely on various intellectual property rights, including unregistered trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***Reliance on our Founder.***

We are particularly dependent upon the efforts, experience, contacts and skills of Chris Chiari (currently our sole officer and director). The loss of such individual could have a material, adverse effect on us, and such loss could occur at any time due to death, disability, resignation or other reasons.

***The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.***

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or, may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, liquor regulations, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Global economic and market uncertainty may adversely impact travel and discretionary spending, and, in turn, the Company's business and operating results.***

Uncertain global economic conditions have in the past and may in the future adversely impact the hotel operations of the Company (and its subsidiaries). Volatility in the national and worldwide economic environment together with other unfavorable changes in economic conditions, such as the inflationary environment and higher interest rate environment currently being experienced in the U.S., as well as any recession, may negatively impact consumer confidence and spending, ultimately causing persons to postpone travel and may ultimately impact the Company's operating results. Inflation and rapid fluctuations in inflation rates have had in the past, and may in the future have, negative effects on economies and financial markets. The Company could experience period-to-period fluctuations in operating results due to general industry or economic conditions and volatile or uncertain economic conditions can adversely impact company revenues and profitability and make it difficult for us to accurately forecast and plan future business activities. Furthermore, inflationary pressure and increases in interest rates may negatively impact revenue, earnings and demand for travel and the amenities offered through the hotel. During challenging economic times, current or potential future clientele may experience cash flow problems and as a result may modify, delay or cancel plans to travel or for discretionary spending activities.

***Our charter includes "control stock" that will be held by a small number of persons; anti-takeover provisions in our charter documents could discourage, delay, or prevent a change in control of our company.***

Our charter provides that our Class B Common Stock holds substantially all of the voting power of the Company. Currently, our founder holds all of the authorized shares of Class B Common Stock, and, as a result our founder controls the corporate actions that the Company may take and the collective voting power of holders of our Class A Common Stock is very limited.

**Risks Related to the Lodging Industry**

***Our revenues and the value of our hotel is subject to conditions affecting the lodging industry.***

The performance of the lodging industry traditionally has been affected by the strength of the general economy and, specifically, growth in gross domestic product. Because lodging industry demand typically follows the general economy, the lodging industry is highly cyclical, which contributes to potentially large fluctuations in our financial condition and our results of operations. Changes in travel patterns of both business and leisure travelers, particularly during periods of economic contraction or low levels of economic growth, may create difficulties for the industry over the long-term and adversely affect our results of operations. In periods of economic difficulties, business and leisure travelers may seek to reduce travel costs by limiting travel or seeking to reduce the cost of their trips. Consequently, our hotels may be more susceptible to a decrease in revenues during an economic downturn. Other circumstances affecting the lodging industry which may affect our performance and the forecasts we make include:

- the effect on lodging demand of changes in national and local economic and business conditions, including concerns about the duration and strength of U.S. economic growth, inflation, global economic prospects, consumer confidence and the value of the U.S. dollar;

- factors that may shape public perception of travel to a particular location, such as natural disasters, weather events, pandemics and outbreaks of contagious diseases (such as occurred with the COVID-19 pandemic), and the occurrence or potential occurrence of terrorist attacks, all of which will affect occupancy rates at our hotels and the demand for hotel products and services;

- operating risks associated with the hotel business, including the effect of labor stoppages or strikes, increasing operating or labor costs or changes in workplace rules that affect labor costs;

- the ability of our hotels to compete effectively against other lodging businesses in the highly competitive markets in which we operate in areas such as access, location, quality of accommodations and room rate structures;

- changes in the desirability of the geographic regions of the hotels in our portfolio or in the travel patterns of hotel customers;

- changes in taxes and governmental regulations that influence or set wages, hotel employee health care costs, prices, interest rates or construction and maintenance procedures and costs; and

- decreases in the frequency of business travel that may result from alternatives to in-person meetings, including virtual meetings hosted online or over private teleconferencing networks.

We cannot assure you that adverse changes in the general economy or other circumstances that affect the lodging industry will not have an adverse effect on the hotel revenues or earnings at our hotels. A reduction in our revenues or earnings because of the above risks may reduce our working capital, impact our long-term business strategy and impact the value of our assets and our ability to meet certain covenants in our existing debt agreements. In addition, we may incur impairment expense in the future, which expense will affect negatively our results of operations. We can provide no assurance that any impairment expense recognized will not be material to our results of operations.

In addition to general economic conditions affecting the lodging industry, new hotel room supply is an important factor that can affect the lodging industry's performance and overbuilding has the potential to further exacerbate the negative impact of an economic downturn. Room rates and occupancy tend to increase when demand growth exceeds supply growth. A reduction or slowdown in the growth of lodging demand or increased growth in lodging supply could result in returns that are substantially below expectations or result in losses which could materially and adversely affect our revenues and profitability as well as limit or slow our future growth.

***The Company may suffer uninsured losses.***

Although the Company's property(ies) may be insured, there may be unforeseen risks against which have not been insured. In addition, insurance against some risks may not be available or may be prohibitively expensive. Even in cases where we have insured against a particular risk, a property owner may incur losses in excess of policy limits, and any coverage obtained may be subject to large deductibles or co-payments. The Company may not be able to insure against the total loss of the value of the property.

*We operate in a highly competitive industry.*

The lodging industry is highly competitive. Our principal competitors are other owners and investors in upscale, boutique and full-service hotels. Our hotel faces strong competition for individual guests, group reservations and event business from major hospitality chains with well-established and recognized brands, as well as from other smaller hotel chains, independent and local hotel owners and operators. Our hotels compete for customers primarily based on brand name recognition and reputation, as well as location, room rates, property size and availability of rooms and event space, quality of the accommodations, customer satisfaction, amenities and the ability to earn and redeem loyalty program points. New hotels may be constructed and these additions to supply create new competitors, in some cases without corresponding increases in demand for hotel rooms. Our competitors may have similar or greater commercial and financial resources which allow them to improve their hotels in ways that affect our ability to compete for guests effectively and adversely affect our revenues and profitability as well as limit or slow our future growth.

The growth of internet reservation channels also is a source of competition that could adversely affect our business. A significant percentage of hotel rooms for individual or "transient" customers are booked through internet travel intermediaries. Search engines and peer-to-peer inventory sources also provide online travel services that compete with our hotels. If bookings shift to higher cost distribution channels, including these internet travel intermediaries, it could materially impact our revenues and profitability. Additionally, as intermediary bookings increase, they may be able to obtain higher commissions, reduced room rates or other significant contract concessions from the brands and hotel management companies managing and operating our hotels. Also, although internet travel intermediaries traditionally have competed to attract transient business rather than group and convention business, in recent years they have expanded their business to include marketing to large group and convention business. If that expansion continues, it could both divert group and convention business away from our hotels and increase our cost of sales for group and convention business and materially adversely affect our revenues and profitability.

*Our expenses may not decrease if our revenues decrease.*

Many of the expenses associated with owning and operating hotels, such as debt-service payments, property taxes, insurance, utilities, and employee wages and benefits, are relatively inflexible. They do not necessarily decrease directly with a reduction in revenues at the hotels and may be subject to increases that are not tied to the performance of our hotels or the increase in the rate of inflation generally. Additionally, certain costs, such as wages, benefits and insurance, may exceed the rate of inflation in any given period. We may be unable to offset any fixed or increased expenses with higher room rates. Any of our efforts to reduce operating costs also could adversely affect the future growth of our business and the value of our hotels.

*We may not be able to execute on expansion efforts or achieve the value we anticipate from new hotel properties we hope to acquire or value enhancement projects at our existing hotel.*

Part of our growth strategy is to either acquire additional hotel properties or otherwise enter into franchisee (or other) relationships with hotel operators and license our rights and business concept to those third parties. The inability to identify and negotiate with any third parties would have a material adverse effect on our growth strategy.
We currently are, and in the future may be, involved in the development or redevelopment of hotels. There are risks inherent in any new development, including:

- We may not obtain the zoning, occupancy and other required governmental permits and authorizations necessary to complete the development. A delay in receiving these approvals could affect adversely the returns we expect to receive.

- Any new construction involves the possibility of construction delays and cost overruns that may increase project costs.

- Defects in design or construction may result in delays and additional costs to remedy the defect or require a portion of a hotel to be closed during the period required to remedy the defect.

- We may not be able to meet the loan covenants in any indebtedness obtained to fund the new development, creating default risks.

- Risks related to change in economic and market conditions between development commencement and hotel stabilization.

Any of the above factors could affect adversely our ability to complete the developments on schedule and consistent with the scope that currently is contemplated, or to achieve the intended value of these projects.

***Our hotel(s) have an on-going need for renovations and potentially significant capital expenditures in order to remain competitive in the marketplace, to maintain brand standards or to comply with applicable laws or regulations. The timing and costs of such renovations or improvements may result in reduced operating performance during construction and may not improve the return on these investments.***

We need to make capital expenditures in order to remain competitive with other hotels, to maintain the economic value of our hotels and to comply with applicable laws and regulations. We also may need to make agreed upon capital expenditures to our hotels. In addition, the timing of these improvements can affect hotel performance, particularly if the improvements require closure of a significant number of rooms or other features of the hotels. These capital improvements reduce the availability of cash for other purposes and are subject to cost overruns and delays. Moreover, we may not necessarily realize a significant, or any, improvement in the performance of the hotels at which we make these investments.

***Our current hotel is located in a large urban city and, accordingly, we could be disproportionately harmed by adverse changes to that market, a natural disaster or the threat of a terrorist attack.***

An economic downturn, an increase in hotel supply in these cities and markets, a natural disaster, a terrorist attack or similar disaster and markets likely would cause a decline in hotel demand and adversely affect occupancy rates, the financial performance of our hotels in these cities and markets and our overall results of operations. For example, during the COVID-19 pandemic, large urban markets with enhanced restrictions on social gatherings have been disproportionately impacted by the decline in lodging demand. The threat of terrorism also may negatively impact hotel occupancy and average daily rate, due to resulting disruptions in business and leisure travel patterns and concerns about travel safety. Hotels in major metropolitan areas may be particularly adversely affected due to concerns about travel safety.

***Our growth strategy depends, in par, upon attracting third-party owners and franchisees to our brand platform, and future arrangements with these third parties may be less favorable to us, depending on the terms offered by our competitors.***

As part of our growth strategy for adding lodging facilities we at time, have evaluated the possibility of entering into, and maintaining, various arrangements with third-party property owners such that they could replicate or utilize our branding and business model. The terms of our management agreements and franchise agreements for each of our lodging facilities may be influenced by contract terms offered by our competitors, among other things. We cannot assure you that we will be able to enter into future arrangements, renew agreements, or enter into new agreements in the future on terms that are favorable to us.

***Actions by our potential franchisees and licensees, or others, could adversely affect our image and reputation.***

We may seek to franchise and license many of our concepts and intellectual property rights to third parties for lodging properties. Under the terms of their agreements with us, these third parties would interact directly with guests and others potentially under our brand and trade names. If these third parties fail to maintain or act in accordance with applicable brand standards; experience operational problems, including any data or privacy incident involving guest information or a circumstance involving guest or associate health or safety; or project a brand image inconsistent with ours, then our image and reputation could suffer.

***Real estate, and the Company's assets are illiquid.***

The ownership of real property is subject to varying degrees of risk incident to the ownership of real property. Real property assets are relatively illiquid. No assurances can be given that the fair market value of the property will not decrease in the future. The Company may be unable to sell its interest in the property when, and if, it desires or needs to do so.

**Risks Related to the Cannabis Industry**

*The cannabis industry is an emerging industry and has only been legalized in some states and remains illegal in others and under U.S. federal law, making it difficult to accurately forecast the demand for our solutions in this specific industry, and losing clients from this industry may have a material adverse effect on our revenues and the success of our business.*

The cannabis industry is immature in the United States and has only been legalized in some states and remains illegal in others and under U.S. federal law, making it difficult to accurately predict and forecast the demand for our solutions. If the U.S. Department of Justice ("**DOJ**") did take action against the cannabis industry, those of our clients operating in the legal cannabis industry would be lost to us.

To analyze this risk, we are relying heavily upon the various U.S. federal governmental memos issued in the past (including the memorandum issued by the DOJ on October 19, 2009, known as the "Ogden Memorandum", the memorandum issued by the DOJ on August 29, 2013, known as the "Cole Memorandum" and other guidance), to remain acceptable to those state and federal entities that regulate, enforce, or choose to defer enforcement of certain current regulations regarding cannabis and that the U.S. federal government will not change its attitude to those practitioners in the cannabis industry as long as they comply with their state and local jurisdictional rules and authorities.

The legal cannabis industry is not yet well-developed, and many aspects of this industry's development and evolution cannot be accurately predicted, and therefore losing any clients may have a material adverse effect on our business. While we have attempted to identify our business risks in the legal cannabis industry, you should carefully consider that there are other risks that cannot be foreseen or are not described in this Report, which could materially and adversely affect our business and financial performance.

*As marijuana remains illegal under United States federal law, it is possible that we may have to stop providing products and services to companies who are engaged in marijuana cultivation and other marijuana-related activities.*

Marijuana is currently classified as a Schedule I controlled substance under the Controlled Substances Act and is illegal under United States federal law. It is illegal under United States federal law to grow, cultivate, sell or possess marijuana for any purpose or to assist or conspire with those who do so. Additionally, 21 U.S.C. 856 makes it illegal to "knowingly open, lease, rent, use, or maintain any place, whether permanently or temporarily, for the purpose of manufacturing, distributing, or using any controlled substance." Even in those states in which the use of marijuana has been authorized under state law, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana is not preempted by state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in the inability of our clients that are involved in the cannabis industry to proceed with their operations, which would adversely affect our operations.

*As a company that seeks to operate, in part, in the cannabis industry, we face many particular and evolving risks associated with that industry, including uncertainty of United States federal enforcement and the need to renew temporary safeguards.*

On January 4, 2018, former Attorney General Sessions rescinded the previously issued memoranda (known as the Cole Memorandum) from the DOJ that had de-prioritized the enforcement of federal law against marijuana users and businesses that comply with state marijuana laws, adding uncertainty to the question of how the U.S. federal government will choose to enforce federal laws regarding marijuana. Former Attorney General Sessions issued a memorandum to all United States Attorneys in which the DOJ affirmatively rescinded the previous guidance as to marijuana enforcement, calling such guidance "unnecessary." This one-page memorandum was vague in nature, stating that federal prosecutors should use established principles in setting their law enforcement priorities. Under previous administrations, the DOJ indicated that those users and suppliers of medical marijuana who complied with state laws, which required compliance with certain criteria, would not be prosecuted. As a result, it is now unclear if the DOJ will seek to enforce the Controlled Substances Act against those users and suppliers who comply with state marijuana laws.

Despite Attorney General Sessions' rescission of the Cole Memorandum, the Department of the Treasury, Financial Crimes Enforcement Network, has not rescinded the "FinCEN Memo" dated February 14, 2014, which de-prioritizes enforcement of the Bank Secrecy Act against financial institutions and marijuana related businesses which utilize them. This memorandum appears to be a standalone document and is presumptively still in effect. At any time, however, the Department of the Treasury, Financial Crimes Enforcement Network, could elect to rescind the FinCEN Memo. This would make it more difficult for the Company or our franchisees to access the U.S. banking systems and conduct financial transactions, which would adversely affect our operations.

In 2014, Congress passed a spending bill ("**2015 Appropriations Bill**") containing a provision ("**Appropriations Rider**") blocking federal funds and resources allocated under the 2015 Appropriations Bill from being used to "prevent such States from implementing their own State medical marijuana law." The Appropriations Rider seemed to have prohibited the federal government from interfering with the ability of states to administer their medical marijuana laws, although it did not codify federal protections for medical marijuana patients and producers. Moreover, despite the Appropriations Rider, the Justice Department maintains that it can still prosecute violations of the federal marijuana ban and continue cases already in the courts. Additionally, the Appropriations Rider must be re-enacted every year. While it remains in effect, continued re-authorization of the Appropriations Rider cannot be guaranteed. If the Appropriation Rider is no longer in effect, the risk of federal enforcement and override of state marijuana laws would increase.

### Further legislative development beneficial to our operations is not guaranteed.

Among other things, our business plan involves the consumption of cannabis on-site at our hotel property(ies) in compliance with applicable state and local law. The success of our business with respect to that component of our business plan depends on the continued development of the cannabis industry and the activity of commercial business and government regulatory agencies within the industry. The continued development of the cannabis industry is dependent upon continued legislative and regulatory authorization of cannabis at the state level and a continued laissez-faire approach by federal enforcement agencies. Any number of factors could slow or halt progress in this area. Further regulatory progress beneficial to the industry cannot be assured. While there may be ample public support for legislative action, numerous factors impact the legislative and regulatory process, including election results, scientific findings or general public events. Any one of these factors could slow or halt progressive legislation relating to cannabis and the current tolerance for the use of cannabis by consumers, which would adversely affect our operations.

### The cannabis industry could face strong opposition from other industries.

We believe that established businesses in other industries may have a strong economic interest in opposing the development of the cannabis industry. Cannabis may be seen by companies in other industries as an attractive alternative to their products, including recreational marijuana as an alternative to alcohol, and medical marijuana as an alternative to various commercial pharmaceuticals. Many industries that could view the emerging cannabis industry as an economic threat are well established, with vast economic and United States federal and state lobbying resources. It is possible that companies within these industries could use their resources to attempt to slow or reverse legislation legalizing cannabis. Any inroads these companies make in halting or impeding legislative initiatives that would be beneficial to the cannabis industry could have a detrimental impact on our clients and, in turn on our operations.

### The legality of marijuana could be reversed in one or more states.

The voters or legislatures of states in which marijuana has already been legalized could potentially repeal applicable laws which permit the operation of both medical and retail marijuana businesses. These actions might force us to not pursue certain business opportunities or, at some point, cease operations in one or more locations entirely.

### Changing legislation and evolving interpretations of law, which could negatively impact our business and, in turn, our operations.

Laws and regulations affecting the medical and adult-use marijuana industry are constantly changing, which could detrimentally affect our business plan, and, in turn, our operations. Local, state and federal marijuana laws and regulations are often broad in scope and subject to constant evolution and inconsistent interpretations, which could require our clients and ourselves to incur substantial costs associated with modification of operations to ensure compliance. In addition, violations of these laws, or allegations of such violations, could disrupt our clients' business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will limit the amount of cannabis growth or related products that our commercial clients are authorized to produce. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our operations.

***Regulatory scrutiny of the cannabis industry may negatively impact our ability to raise additional capital.***

Our planned business activities rely on newly established and/or developing laws and regulations in multiple jurisdictions. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect our profitability or cause us to cease components of our planned operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the United States Food and Drug Administration, the SEC, the DOJ, the Financial Industry Regulatory Authority or other federal, state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry that we intend to operate in may adversely affect our business and operations, including without limitation, the costs to remain compliant with applicable laws and the impairment of our ability to raise additional capital.

***Banking regulations could limit access to banking services.***

Since the use of marijuana is illegal under federal law, federally chartered banks will not accept deposit funds from businesses involved with marijuana. Consequently, businesses involved in the cannabis industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for us, or prospective franchisees to operate and their reliance on cash can result in a heightened risk of theft, which could harm their businesses and, in turn, harm our business. Additionally, some courts have denied marijuana-related businesses bankruptcy protection, thus, making it very difficult for lenders to recoup their investments, which may limit the willingness of banks to lend to us or franchisees.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## BUSINESS

### Description of the Business

The Company provides overnight hospitality with a twist. We currently operate a boutique hotel known as the Patterson Inn, operated in Denver, Colorado, with an on-site tavern open to the public, and are working to add the first licensed cannabis hospitality lounge to the property as an amenity. We are a real estate, hotel operations, and food and beverage with our unique twist of an on-site and licensed cannabis hospitality lounge. We intend to expand using this first location as the model.

We are an operating hotel and believe we are on the cusp of opening an exciting unique amenity in hospitality today. According to a major media source, we are the first to bring this concept to market. Our current phase of operations is we own and operate our hotel, restaurant and tavern. We are in the process of building out our newest amenity, the on-site, licensed cannabis hospitality lounge.

We are exploring potential expansion opportunities and intend to grow to 12-15 locations over the next 5-8 years (although any such expansion will likely require significant additional capital).

First, we are a hotel and generate revenue from the leasing of rooms on a day-to-day basis. The Patterson Inn offers a hot and made-to-order breakfast every day which is included in the room rate. We operate a tavern at our Denver hotel property that is open to the public Since opening in 2021, the tavern has broadened our source of cash flow cash flow.

The Company believes it will be the first hotel in America to secure a license to open an on-site lounge where guests will be able to consume cannabis in a bring-your-own setting, with revenue from the lounge coming from entry fees, events and food and beverage sales.

We intend to own our properties, manage the hotel operations, and activate the property through the addition of unique amenities. Bundling the three pillars of hospitality in an independent owner-operator model.

We are a highly regarded, and award-winning, local boutique hotel paired with a unique and exciting new amenity in the form of licensed on-site cannabis hospitality. A notable and historic location and an address (420) seemingly fit for this business.

*Subsidiaries & Related Entities*

The Company acquired all of the equity interests in Patterson Inn, LLC and Castle of Quality, LLC on January 1, 2022, and these two entities became wholly owned subsidiaries of the Company. Castle of Quality owns the property and Patterson Inn operates the hotel and currently the tavern license. 12 Spirits Tavern LLC was formed on November 4, 2021, as a wholly owned subsidiary and it operates the tavern license. The process to begin the transfer of the liquor license has been started and is expected to be completed prior the opening of the cannabis hospitality lounge. The Company owns 40% of The 420 Denver Inc. The 420 Denver is the Colorado partially owned subsidiary that holds the state-issued and city-issued provisional licenses for cannabis hospitality. Castle of Quality LLC owns the physical property where the hotel property is operated and leases three separate commercial units to Patterson Inn (Main Unit), 12 Spirits Tavern (Unit 12), and The 420 Denver (Unit 420). There are related transactions between these entities in monthly costs associated with property maintenance and real estate financing.

We have received provisional licensing to begin construction of a cannabis lounge first-to-market amenity and the finalized design with stamped plans has been delivered to the general contractor.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Hotel/Hospitality (including on site-tavern) | Boutique Hotel with attached amenities | Denver, CO, US, International |

**Competition**

The Company believes it will be the first hotel owner and operator in the country to secure both state and local conditional and provisional licenses to proceed with opening a cannabis hospitality lounge as an amenity to the hotel. At this time, there are two other licensed businesses in Denver for cannabis hospitality. One operates under older local rules that limit consumption to vaporizing only. The other location operates as a club charging a door fee. Our business is unique in that our core business and revenue is generated through overnight hospitality and our on-site tavern, and on-site amenities are designed to attract increased occupancy and usage of the property. Cannabis social lounges are beginning to appear in other states like California, Oregon, Illinois, and Michigan, although, to our knowledge, none of these establishments are adjacent to, or share ownership with a hotel.

The markets in which our services and products are available and sold are highly competitive. Our boutique hotel competes against hotels owned or operated by many large and small companies, including well-known global competitors. In many of the market and industry segment in which we sell or offer our products, we compete against other branded products as well as private-label brands.

**Customer Base**

Our core target customer is mid- to late- 40s+. This customer base includes both the canna-curious as well as experienced consumers. In both cases our core customer is looking for the legitimacy of a licensed location. Has little interest in purchasing a product legally and then consuming it illegally, which prior to this new path to licensing, was the only option. Our core customer is attracted to our historic property, and sophisticated updates, and is willing to pay a premium price for the added experience offered by our first keystone location and our unique amenities.

**Supply Chain**

Our supply chain consists of sourcing local food and beverage to support the guest operations of the Patterson Inn. We also rely on two primary sources for inventory for the tavern operated at the Patterson Inn. Most food products are sourced from local vendors and we support our local economy through these vendor relationships.

**Intellectual Property**

The Company owns various intellectual property rights, including related to its brand and business concepts and also owns various web domains.  However, to date, the Company has not filed for any trademarks with the USPTO or sought patent protection for any of its intellectual rights and assets.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors & Officers

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Chris Chiari | CEO/President/Founder | Owner/Operator of the Patterson Inn May 2018 – Present Corporate Management, Licensing and compliance. | Clark University - BS, Economics 1997 |

**Biographical Information**

Chris Chiari has a Bachelor of Science in Economics from Clark University. He also has a certificate in Financial Accounting from Harvard Business School as well as a certificate in Hotel Real Estate Investments and Hotel Management from the eCornell online program. Chris also holds a certificate as a ServeSafe Food Safety Manager. Chris has focused his career in marketing and messaging for start-up and emerging growth companies as well as working on policy and political campaigns. He has been the owner/operator of the Patterson Inn since 2018. He is the Founder and CEO of The 420 Hotels, Inc.

Other Key Persons who are not otherwise Directors or Officers of the Company

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Scott Allen | GM of Denver Operations | GM of the Patterson Inn March, 2019 – Present General Management of hotel operation inclusive of food and beverage. | Michigan State University, School of Hospitality - Bachelor, Hospitality Business 2007 |

**Biographical Information**

Scott Allen is a graduate of the Michigan State University School of Hospitality and holds a Bachelor's degree in Hospitality Business. He is a career hospitality professional working in management for several national brands. He is an award-winning mixologist. He has been the general manager of the Patterson Inn in Denver Colorado for just over three years. His bar management experience is directly related to the recent improvements to the tavern and its pending expanded operations.

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


**CAPITALIZATION, DEBT AND OWNERSHIP**


**Capitalization**

The Company's authorized capital stock consists of 100,000,420 shares of common stock, par value $0.0001 per share, consisting of 100,000,000 shares of Class A Common Stock (the "**Class A Common Stock**") and 420 shares of Class B Common Stock (the "**Class B Common Stock**") (collectively with the Class A Common Stock and Class B Common Stock, the "**Common Stock**") and 10,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**").

*Outstanding Capital Stock*

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

| Type | Class A Common Stock |
|---|---|
| **Amount Outstanding** | 44,134,642 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | Except as otherwise provided in the Articles of Incorporation (the "**Articles**"), or except as required by applicable law, the holders of Class A Common Stock and the holders of Class B Common Stock vote together as a single voting group on all matters submitted to a vote of the Company's shareholders.<br><br>Except as otherwise expressly provided in the Articles each holder of Class A Common Stock is entitled to one (1) vote for each share of Class A Common Stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders (including, without limitation, any matter voted on at a shareholders' meeting). |
| **Anti-Dilution Rights** | none |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue additional classes or series of securities which may dilute the Common Stock. |

| | |
|---|---|
| **Percentage ownership of the Company by the holders of such security.** | 100% |

| | |
|---|---|
| **Type** | Class B Common Stock |
| **Amount Outstanding** | 420 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | Except as otherwise provided in these Articles, or except as required by applicable law, the holders of Class A Common Stock and the holders of Class B Common Stock shall vote together as a single voting group on all matters submitted to a vote of the Company's shareholders

Except as otherwise expressly provided in the Articles, each holder of Class B Common Stock is entitled to that number of votes for each outstanding share of Class B Common Stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of the Company (including, without limitation, any matter voted on at a shareholders' meeting) to cause the total votes eligible to be cast by all of the holders of the Common Stock on a particular matter to be in the aggregate: (A) 94.5% with all holders of the then outstanding shares of Class B Common Stock, and (B) 5.5% with all holders of the then outstanding shares of Class A Common Stock |
| **Anti-Dilution Rights; Other Material Rights** | From and after the date of the issuance of any shares of Class B Common Stock, holders of Class B Common Stock shall be entitled to receive dividends on each outstanding share of Class B Common Stock payable through the issuance of shares of Class A Common Stock. Each holder of Class B Common Stock shall receive on January 1st of each calendar year 1,000 shares of Class A Common Stock for each share of Class B Common Stock held by such holder (subject to proportionate adjustments for any subdivision or combination of the Company's outstanding Common Stock).

Only persons serving on the Board of Directors of the Company are eligible to hold shares of Class B Common Stock; provided however, regardless of whether Founder (being Mr. Chiari) serves on the Board of Directors, at all times Founder is, and shall be, eligible to hold shares of Class B Common Stock. Except with respect to the Founder, if a holder of Class B Common Stock ceases to serve on the Board of Directors of the Company all shares of Class B Common Stock held by such holder shall be automatically, and without consideration or further action on behalf of the holder, surrendered to the Company or, at the Company's discretion, to the Founder. Shares of Class A Common Stock may be held |

|  | by any person eligible by law to hold shares of common stock under the Nevada Business Corporation Act.

Each share of Class B Common Stock is convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon either (A) written notice to the Company and compliance with the procedures for voluntary conversion as set forth in the Articles, or (B) if the holders of a majority of the outstanding shares of Class B Common Stock and the Company have entered into a written agreement to amend the procedures, or adopt other procedures, governing the voluntary conversion of the Class B Common Stock, upon compliance with such procedures as amended or adopted in such written agreement.

Upon the fully diluted number of shares of outstanding Common Stock of the Company being 250 million shares or greater (and after giving effect to any stock splits, combinations or similar corporate actions occurring after the formation of the Company), each outstanding share of Class B Common Stock shall automatically, and without any further action, convert into one fully paid and nonassessable share of Class A Common Stock.

Upon a termination of the Mr. Chiari (the "**Founder**") as an employee, director or representative of the Company, at the volition of the Company and/ or its stockholders (but in either case only without the consent or approval of the Founder), except for a termination upon a certain cause event, the Company shall either through the issuance of shares of Class A Common Stock or out of funds legally available therefor, redeem all (but not less than all) of the outstanding shares of Class B Common Stock then held by Founder for a total purchase price equal to 25% of the then current fair market value of the Company as a whole, with such valuation to be determined using the average of the closing sales price of the class or series of Common Stock of the Company on the principal trading market or exchange upon which any series or class of the Company's Common Stock is then listed or quoted for the ten trading days prior to the date of redemption or, if the Common Stock is not so listed or quoted on any exchange or public trading market, such valuation shall be determined by an independent third party professional accountant or professional adviser jointly appointed by the Company and the Founder. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue additional classes or series of securities which may dilute the Common Stock. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior** | 0% ownership, but 94.5% weighted voting control |

| to the Offering if convertible securities). | |
|---|---|

*Preferred Stock*

The Company's Articles of Incorporation provide that the Company is authorized to issue up 10,000,000 shares of Preferred Stock, with the Board of Directors having the right to designate one or more series. There are currently no shares of Preferred Stock issued and outstanding.

*Material Rights*

No series of Preferred Stock is currently designated (or outstanding), and, therefore there are no material rights associated with the Preferred Stock.

*Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C-AR, the Company has outstanding Simple Agreements for Future Equity ("**SAFEs**") in the total face amount of approximately $192,967. These SAFEs are convertible into Class A Common Stock upon the Company closing an offering of equity securities of $1.00 or greater and the SAFEs include a $6.0 million valuation cap. Other than the SAFEs, the Company has no options, warrants or other convertible securities outstanding.

*What It Means to Be A Minority Holder*

Each minority holder of Class A Common Stock A has effectively granted its votes by proxy to the CEO of the Company. Even if such a holder were to receive control of your voting rights, as a minority holder, the holder will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

**Outstanding Debt**

As of the date of this Form C-AR, the Company's wholly-owned subsidiaries have the following debt outstanding:

| Type | Mortgage |
|---|---|
| **Debtor** | Castle of Quality LLC |
| **Creditor** | Wilshire Quinn Income Fund, LLC |
| **Amount Outstanding** | $1,650,000 |
| **Interest Rate and Amortization Schedule** | 11% interest |
| **Description of Collateral** | Physical Property |
| **Other Material Terms** | Monthly payments of $12,718.75, with the first payment due on December 1, 2021, continuing for twenty-four (24) consecutive months. In the event the Maturity Date is extended, the monthly interest-only payments shall increase to $20,625 beginning on the Maturity date and continuing through January 1, 2024. |
| **Maturity Date** | October 1, 2024 |
| **Date Entered Into** | October 6, 2021 |

| Type | Flex Pay Loan |
|---|---|
| Debtor | Patterson Inn LLC |
| Creditor | Timberland Bank |
| Amount Outstanding | $88,000 |
| Interest Rate and Amortization Schedule | 34% interest, 52 weeks |
| Description of Collateral | All or substantially all of Patterson Inn LLC's now existing or hereafter created or arising personal property assets. |
| Maturity Date | 52 weeks |
| Date Entered Into | 01/05/2022 |

| Type | Credit Card |
|---|---|
| Creditor | American Express |
| Amount Outstanding | $29,000 |
| Interest Rate and Amortization Schedule | Various |
| Description of Collateral | None |
| Other Material Terms | None |
| Maturity Date | Revolving |
| Date Entered Into | Various |

| Type | EIDL Loan |
|---|---|
| Borrower | Patterson Inn LLC |
| Creditor | SBA |
| Amount Outstanding | $231,800 |
| Interest Rate and Amortization Schedule | 3.75%, $1,173 monthly |
| Description of Collateral | For loan amounts of greater than $25,000, borrower has granted to SBA, the secured party, a continuing security interest in and to any and all collateral as described below to secure payment and performance of all debts, liabilities and obligations of borrower to SBA without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called "**Obligations**"). The collateral includes the following property that borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) |

| | instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest borrower granted includes all accessions, attachments, accessories, parts, supplies and replacements for the collateral, all products, proceeds and collections thereof and all records and data relating thereto.<br><br>For loan amounts greater than $500,000, borrower agreed to also provide a Deed of Trust/Mortgage on the business real property, if available, prior to any new or additional disbursement of loan funds. Borrower is not required to provide a Deed of Trust/Mortgage on any business real property that is Borrower's primary residence, but must provide other real property collateral if available. Real property collateral is in addition to the business assets collateral requirement stated above.<br><br>For loan amounts of $25,000 or less, SBA is not taking a security interest in any collateral. |
|---|---|
| **Other Material Terms** | Borrower will use all the proceeds of this Loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and for loans of more than $25,000 to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100 which will be deducted from the Loan amount stated above. |
| **Maturity Date** | May 9, 2050 |
| **Date Entered Into** | May 9, 2020 |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Chris Chiari | 36,260,000 shares of Class A Common Stock; 420 shares of Class B Common Stock | 82.0% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Results of Operations and Historical Results and Cash Flow.

The Company acquired all of the membership interests in each of Patterson Inn LLC and Castle of Quality LLC on January 1, 2022. These two entities are wholly-owned subsidiaries of The 420 Hotels Inc. Castle of Quality owns the property and Patterson Inn operates the hotel. 12 Spirits Tavern LLC is also wholly owned by the Company and it operates the tavern at the hotel property. The Company, through its subsidiaries, Patterson Inn generated over $669,604 in fiscal 2022 from its operations, including facility rentals, and room and tavern revenue, and generated over $635,800 in total revenues in fiscal 2023.

Major projected expenses are directly related to the build-out and design costs of the cannabis hospitality lounge. Design is finished, however, the Company expects to need to raise additional capital to complete the buildout.

The next major milestone is to commence and then finish the build-out of the lounge. This is expected to increase market demand for hotel rooms, raising occupancy and ADR (average daily rate). The next major milestone will be the addition of two additional guestrooms to the current property. Also, the prospect of expansion to follow on locations.

The Company is currently in the growth stage, and as of January 2022 began generating revenue (via the Patterson Inn). During 2023 the Company generated total income of approximately $635,817, of which approximately $496,685 was from income generated through lodging fees and operations, and approximately $125,801 of which was generated through food, beverage and alcoholic beverage sales. This is in comparison to 2022 when the Company generated total income of approximately $669,604, of which approximately $506,518 in revenues was generated from revenues from lodging fees and operations, and approximately $48,028 of which was from food, beverage and alcoholic beverage sales. In 2023 the Company had total expenses of approximately $682,731 and a net loss of approximately $136,278 versus 2022 when the Company had total expenses of approximately $891,725 and a net loss of approximately $367,962. The Company's increased food, beverage and alcoholic beverage sales revenues in 2023 versus 2022 are primarily the result of the Company's on-site tavern during 2023 which was open for the full fiscal year, versus only being open for a portion of 2022. The Company had a greater net loss in the 2022 fiscal year when compared to the 2023 fiscal year primarily because, the Company had greater over-all expenses in 2022 when compared to 2023, including greater marketing costs.

Prior to January 2022 cash was primarily generated through equity investments from the Company founder. Our goal is to maintain current hotel operations along with the operation of the tavern on the property while adding a new amenity in a portion of the property that is currently unutilized.

## Cash and Cash Equivalents

Description of cash and cash equivalents from the financial statements.

As of December 31, 2023, the Company had an aggregate of $38,670 in cash and cash equivalents, leaving the Company with approximately 24 months of runway.

## Liquidity and Capital Resources

As of December 31, 2023, the Company has capital resources available in the form of a line of credit for $30,000 from ARF Financial, and $38,670 cash on hand.

## Capital Expenditures and Other Obligations

As generally described above, the Company intends to make any material capital expenditures in the near future to build the lounge and add guest rooms at the Denver hotel property location.

*Real Estate Asset*

The value of the real property located at 420 E. 11th Ave in Denver, Colorado, owned by Castle of Quality LLC a wholly owned subsidiary of the Company, is $3,200,000 based on the last appraisal.

### Hotel Operation

The value of the future cash flow of the operating hotel entity, Patterson Inn LLC (a wholly owned subsidiary) is $510,000 annual revenue (based on past and projected revenues). Enterprise value to revenue ratio (EV/R) equation using 4.2 multiplied by the annual revenue equals $2,150,000.

### Tavern Operation

The value of future cash flow of the entity operating the tavern, 12 Spirits Tavern LLC (a wholly owned subsidiary) is approximately $100,000 annual revenue (based on 2023 revenues and projections).

### Value of IP Assets

The Company owns over 50 domains with common language and branding to support the Company expansion that it values at approximately $100,000.

### Unique Licensing

The Company holds suitability in the Colorado-regulated cannabis industry. The Company also holds operating licenses for hotel, restaurant and tavern operations equaling a deemed value of approximately $200,000.

### Proprietary Tech

The Company has designed an HVAC system, under an amended process with the City of Denver, to build a system that meets international standards for a smoke-filled room, while allowing for the return and filtering of air to create a system that is efficient to operate equaling $100,000.

### Prior Raise

The Company successfully closed an equity crowdfund through Republic at a pre-money valuation of $6,000,000 in the summer of 2021 resulting in gross proceeds of approximately $192,000.

### Founders Equity Investments

The founder of the Company has invested over $1,500,000 in the creation of the Company and the acquisition of its now core operating entities. This commitment was converted into common stock in January 2022.

**The Company set its valuation internally without a formal third party independent evaluation.**

*The total number of shares outstanding on a fully diluted basis, 44,135,062 shares, includes 44,134,642 shares of Class A Common Stock and 420 shares of Class B Common Stock. The Company currently has approximately $192,967 in SAFE Notes outstanding.*

## Material Changes and Other Information

### Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential shareholders should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential shareholders should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

*Transferability of Securities*

For a year from their date of acquisition in and crowdfunded offering, the Company's securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
  To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Dollar Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Class A Common Stock | $1,500 | 15,000,000 | General Corporate | April 20, 2021 | Section 4(a)(2) |
| Class B Common Stock | N/A | 420 | General Corporate | April 20, 2021 | Section 4(a)(2) |
| Class A Common Stock | $1,500,000* | 15,000,000 | General Corporate | January 1, 2022 | Section 4(a)(2) |
| Class A Common Stock | N/A ** | 1,050,000 | General Corporate | October 19, 2022 | Section 4(a)(2) |
| Class A Common Stock | $1,000 | 10,000,000 | General Corporate | April 20, 2021 | Section 4(a)(2) |
| Class A Common Stock | N/A ** | 420,000 | General Corporate | January 1, 2022 | Section 4(a)(2) |
| Convertible Promissory Note | $1,500,000 | 1 Convertible Note | General Corporate | May 21, 2021 | Section 4(a)(2) |
| SAFE | $192,967.26 | - | General Corporate | September 2, 2022 | Regulation CF |
| Class A Common Stock | $0.00 ** | 150,000 | General Corporate | October 19, 2021 | Section 4(a)(2) |
| Class A Common Stock | $0.00 ** | 150,000 | General Corporate | October 29, 2021 | Section 4(a)(2) |
| Class A Common Stock | $0.00 ** | 750,000 | General Corporate | March 14, 2022 | Section 4(a)(2) |
| Class A Common Stock | $0.00** | 420,000 | General Corporate | January 1, 2023 | Section 4(a)(2) |
| Class A Common Stock | $53,701 | 338,193 | General Corporate | May 2023 – May 2023 | Regulation CF |
| Class A Common Stock | $0.00** | 200,000 | General Corporate | September 19, 2023 | Section 4(a)(2) |
| Class A Common Stock | N/A** | 420,000 | General Corporate | January 1, 2024 | Section 4(a)(2) |

\* Fair market value of cash and non-cash consideration contributed by Mr. Chiari in consideration for the promissory note. The promissory note has converted in full.
\*\* Shares issued in consideration for services or other non-cash consideration.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- At the inception of the Company, on April 20, 2021, the Company issued 8,000,000 shares of Class A Common Stock to Chris Chiari for costs related to startup of the Company and 10,000,000 shares of Class A Common Stock for the assignment of certain intellectual property rights and web domains which establish common branding for the Company's hotel brand.

- At the inception of the Company, on April 20, 2021, the Company issued 420 shares of Class B Common Stock to Chris Chiari.

- On January 1, 2022, pursuant to the Continent Contribution Agreement, Chris Chiari, as 100% holder of the membership interests in Castle of Quality LLC and Patterson Inn LLC, contributed 100% interest in Castle of Quality LLC to the Company and each of the licenses and permits held by, or issued in the name of, the Patterson Inn LLC, in exchange for a convertible promissory note.

- On January 1, 2022, the Company issued 15,000,000 shares of Class A Common Stock and 420,000 shares of Class A Common Stock for the dividend due upon the Class B Common Stock to Chris Chiari for the following: 1) the conversion of a convertible promissory note, 2) the totality of the assets of the property and 3) all operating companies associated with the operations of the Patterson Inn, the aggregate fair market value of which is approximately $1,500,000.

- On January 1, 2023, the Company issued 420,000 shares of Class A Common Stock in satisfaction of the dividend due to Chris Chiari as the holder of Class B Common Stock.

- On January 1, 2024, the Company issued 420,000 shares of Class A Common Stock in satisfaction of the dividend due to Chris Chiari as the holder of Class B Common Stock.

To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its security holders.

**OTHER INFORMATION**

**Compliance with Ongoing Reporting Obligations**

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under relevant U.S. securities laws.

**ADDITIONAL INFORMATION**

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C-AR. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Chris Chiari
_____
(Signature)

Chris Chiari
_____
(Name)

Chief Executive Officer
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Chris Chiari
_____
(Signature)

Chris Chiari
_____
(Name)

Director
_____
(Title)

April 29, 2024
_____
(Date)

# EXHIBIT A

*Financial Statements*

**The 420 Hotels INC.**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**AS OF AND FOR THE YEAR ENDED**
**December 31, 2023**

# The 420 Hotels Inc

## Balance Sheet

### As of December 31, 2023

| | TOTAL | |
| --- | --- | --- |
| | AS OF DEC 31, 2023 | AS OF DEC 31, 2022 (PY) |
| ASSETS | | |
| Current Assets | | |
| Bank Accounts | $38,670.01 | $57,085.85 |
| Accounts Receivable | $20,860.17 | $882.61 |
| Other Current Assets | $83,142.00 | $35,856.29 |
| **Total Current Assets** | **$142,672.18** | **$93,824.75** |
| Fixed Assets | $2,357,014.82 | $2,342,471.56 |
| Other Assets | $29,720.00 | $29,720.00 |
| **TOTAL ASSETS** | **$2,529,407.00** | **$2,466,016.31** |
| LIABILITIES AND EQUITY | | |
| Liabilities | $2,078,298.68 | $1,999,971.78 |
| Equity | $451,108.32 | $466,044.53 |
| **TOTAL LIABILITIES AND EQUITY** | **$2,529,407.00** | **$2,466,016.31** |

# The 420 Hotels Inc

## Profit and Loss

### January - December 2023

| | TOTAL | |
| --- | --- | --- |
| | JAN - DEC 2023 | JAN - DEC 2022 (PY) |
| **Income** | | |
| Comps | 575.00 | 940.00 |
| Facility Rentals | 0.00 | 107,909.52 |
| Fees | 5,675.01 | 5,138.35 |
| Lodging / Guest Stays | 496,685.36 | 506,518.72 |
| Retail Sales | 125,801.20 | 48,028.00 |
| Specials & Packages | 7,079.85 | 297.50 |
| Uncategorized Income | 1.04 | 772.00 |
| **Total Income** | **$635,817.46** | **$669,604.09** |
| Cost of Goods Sold | **$92,068.50** | **$42,919.79** |
| GROSS PROFIT | **$543,748.96** | **$626,684.30** |
| **Expenses** | | |
| Advertising/Promotional | 26,975.37 | 56,479.41 |
| Bank Fees | 268.00 | 1,392.54 |
| Booking Fees - 3rd party | | 13,962.01 |
| Charitable Contributions | | 500.00 |
| Commercial Property Loan | | 181,102.27 |
| Credit Card processing fees - Guest payments | 228.40 | 2,689.20 |
| Dues & subscriptions | | 48.89 |
| Indirect Payroll | | |
| Allowances | 16,298.49 | 14,174.32 |
| Hiring Expenses | 173.75 | 895.00 |
| Payroll Tax Exps. - Employer portion | 22,398.67 | 23,671.21 |
| Reclass / offset liabilities | 26,602.85 | 8,025.97 |
| Reimbursable Exps via P/R - offset to liability | | 64.70 |
| Wages / Pay | 224,887.08 | 249,220.70 |
| Wages / Pay Types (deleted) | | 0.00 |
| Workers Comp Ins. | 4,906.00 | 3,953.00 |
| **Total Indirect Payroll** | **295,266.84** | **300,004.90** |
| Insurance Exp | 24,074.59 | 11,022.10 |
| Interest Paid | 28,387.47 | 20,979.07 |
| Large Tools/Equipment | 132.67 | |
| Late Fees | 5,069.52 | 3,842.32 |
| Laundry | 3,525.41 | |
| Legal & Professional Fees | 26,082.85 | 25,846.26 |
| Loan Origination Fees | 11,218.82 | 2,250.00 |
| Marketing | | 48,000.00 |
| Office Supplies | 83.67 | 736.00 |
| Other Business Expenses | | 90.62 |
| Payroll Expenses | 105.00 | 0.00 |
| Postage and Courrier | | 29.94 |

# The 420 Hotels Inc

## Profit and Loss

### January - December 2023

|  | TOTAL | |
| --- | --- | --- |
|  | JAN - DEC 2023 | JAN - DEC 2022 (PY) |
| Refund |  | -156.36 |
| Refunds | 22,117.33 |  |
| Reimbursements (deleted) |  | **127.23** |
| Rent & Lease | **152,997.78** | **101,750.00** |
| Repairs & Maintenance | **19,722.46** | **25,120.07** |
| Research & Development |  | 0.00 |
| Security Expenses |  | -178.29 |
| Shipping | 83.46 |  |
| Small tools / equipment | 88.10 | 4,490.63 |
| Software fees | 9,063.85 | 7,520.95 |
| Stationary & Printing |  | 229.87 |
| Supplies & Materials | 367.09 |  |
| Supplies - Indirect | **-33.99** | **14,325.78** |
| Taxes & Licenses | 17,457.38 | 30,103.70 |
| Telephone | 2,022.32 | 1,861.92 |
| Travel | **19.95** | **8,510.89** |
| Uncategorized Expense | -40.07 |  |
| Utilities | 37,200.39 | 28,986.37 |
| z. Ask My Accountant | 246.95 | 56.55 |
| **Total Expenses** | **$682,731.61** | **$891,724.84** |
| NET OPERATING INCOME | **$ -138,982.65** | **$ -265,040.54** |
| Other Income | **$0.00** | **$239.69** |
| Other Expenses | **$ -2,704.36** | **$103,161.25** |
| NET OTHER INCOME | **$2,704.36** | **$ -102,921.56** |
| NET INCOME | **$ -136,278.29** | **$ -367,962.10** |

# The 420 Hotels Inc

## Statement of Cash Flows

### January - December 2023

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -101,126.19 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | **9,790.63** |
| **Net cash provided by operating activities** | **$ -91,335.56** |
| INVESTING ACTIVITIES | **$ -14,543.26** |
| FINANCING ACTIVITIES | |
| SBA Loan 2022 | -26,855.00 |
| Owner Draw / Distributions | -11,173.00 |
| Owner Draw / Distributions:Draw - 12 Spirits Tavern | 25,050.77 |
| Owner Draw / Distributions:Draw - 420 Hotels | -26,732.79 |
| Owner's Contributions / Investment | 127,173.00 |
| **Net cash provided by financing activities** | **$87,462.98** |
| **NET CASH INCREASE FOR PERIOD** | **$ -18,415.84** |
| Cash at beginning of period | 57,085.85 |
| CASH AT END OF PERIOD | **$38,670.01** |

# The 420 Hotels Inc

## Income Summary

January - December 2023

| | 420 HOTELS | | CASTLE OF QUALITY | | NOT SPECIFIED | | TOTAL | |
|---|---|---|---|---|---|---|---|---|
| | JAN - DEC 2023 | JAN - DEC 2022 (PY) | JAN - DEC 2023 | JAN - DEC 2022 (PY) | JAN - DEC 2023 | JAN - DEC 2022 (PY) | JAN - DEC 2023 | JAN - DEC 2022 (PY) |
| Income | $0.00 | $0.00 | $0.00 | $106,909.52 | $635,817.46 | $562,694.57 | $635,817.46 | $669,604.09 |
| Cost of Goods Sold | $0.00 | $0.00 | $0.00 | $0.00 | $92,068.50 | $42,919.79 | $92,068.50 | $42,919.79 |
| GROSS PROFIT | $0.00 | $0.00 | $0.00 | $106,909.52 | $543,748.96 | $519,774.78 | $543,748.96 | $626,684.30 |
| Expenses | $40,087.38 | $169,593.02 | $0.00 | $212,015.29 | $642,644.23 | $510,116.53 | $682,731.61 | $891,724.84 |
| NET OPERATING INCOME | $ -40,087.38 | $ -169,593.02 | $0.00 | $ -105,105.77 | $ -98,895.27 | $9,658.25 | $ -138,982.65 | $ -265,040.54 |
| Other Income | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $239.69 | $0.00 | $239.69 |
| Other Expenses | $0.00 | $0.00 | $0.00 | $86,374.25 | $ -2,704.36 | $16,787.00 | $ -2,704.36 | $103,161.25 |
| NET OTHER INCOME | $0.00 | $0.00 | $0.00 | $ -86,374.25 | $2,704.36 | $ -16,547.31 | $2,704.36 | $ -102,921.56 |
| NET INCOME | $ -40,087.38 | $ -169,593.02 | $0.00 | $ -191,480.02 | $ -96,190.91 | $ -6,889.06 | $ -136,278.29 | $ -367,962.10 |

The 420 Hotels Inc - Statement of Changes in Equity

| | Preferred Stock | | Common stock | | Additional Paid-in Capital | Subscription Receivable | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| Authorized | 10,000,000 | - | 100,000,420 | - | - | - | - | - |
| Inception | | - | 420 | - | - | - | - | - |
| Issuance of founders stock | 0 | 0 | 15,000,000 | $1,500.00 | - | | - | 1,500 |
| Shares issued for services | - | - | 300,000 | - | - | - | - | - |
| Contributed capital | - | - | 10,000,000 | $1,000.00 | - | - | - | 1,000 |
| Net income (loss) | - | - | - | - | - | - | - | - |
| December 31, 2021 | 0 | 0 | 25,300,420 | $2,500.00 | $ - | $ - | 0 | 2,500 |
| | | | | | | | | |
| Contributed Capital | - | - | 15,000,000 | $1,500,000.00 | - | | | $1,500,000 |
| CF- SAFE Republic | - | - | | $191,056 | - | | - | $191,056 |
| Shares issued for services | - | - | 750,000 | - | - | - | - | - |
| Common B Dividend | - | - | 420,000 | - | - | - | - | - |
| Net income (loss) | - | - | - | - | - | - | -$163,444 | -$163,444 |
| December 31, 2022 | 0 | 0 | 41,470,420 | $1,693,556 | - | $ - | -$163,444 | $1,530,112 |
| Common B Dividend | - | - | 420,000 | - | - | - | - | - |
| StartEngine CF | | | 338,193 | $53,701 | | | | $53,701 |
| Shares issued for services | | | 200,000 | | | | | |
| Net income (loss) | | | | | | | -$101,126 | -$101,126 |
| December 31, 202 | 0 | 0 | 42,428,613 | $1,747,257 | | | $101,126 | $1,482,687 |

1

I, Chris Chiari, the CEO of The 420 Hotels Inc. (which may be referred to as the "Company," "we," "us," or "our"), hereby certify that the financial statements of The 420 Hotels Inc. are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, CO.

The 420 Hotels Inc. is a corporation organized under the laws of the state of Nevada and holds foreign entity status in the state of Colorado. The 420 owns and operates a boutique hotel and holds privileged licenses to operate a hotel, restaurant, tavern and pending cannabis social use lounge.

The financial statements of The 420 Hotels Inc., for the period ending December 31, 2023, included in this C-AR Annual Report, are true and accurate in respect to the information above. The 420 Hotels Inc. has not yet filed its federal tax return for 2023 and has extended the filling of those returns for all entities.

IN WITNESS THEREOF, this Principle Executive Officer's Financial Statement Certification has been executed on 3-25-2024.



_____(Signature)
Chris Chiari, CEO The 420 Hotels Inc.